

October 13, 2017

Mr. Peter J. Moerbeek
Chief Financial Officer
Primoris Services Corporation
2100 McKinney Avenue, Suite 1500
Dallas, Texas 75201

> **Re:** **Primoris Services Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **Form 10-Q for the Period Ended June 30, 2017**
> **Filed August 8, 2017**
> **Response dated September 21, 2017**
> **File No. 1-34145**

Dear Mr. Moerbeek:

We have reviewed your response letter dated September 21, 2017 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Management's Discussion and Analysis, page 32

1. We note your response to comment 1 of our letter dated September 5, 2017. We note that the Belton area projects consist of five jobs of which four were in a loss position at December 31, 2016. Your proposed disclosures address the four jobs in a loss position. In order to provide additional insight about whether there remains a risk of additional charges and given that it would appear the factors which resulted in two additional jobs changing into a loss position during the third quarter of 2016 would impact all five jobs, please also provide the following disclosures for this job not currently in a loss position:
   - Identify the stage of completion;

- Disclose the amount of revenues recognized in each period and, if material, discuss the impact of this revenue on your gross margin; and
- If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made pursuant to ASC 450-20-50.

Please also refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Note 16 –Planned Divestiture of Texas Heavy Civil Business Unit, page F-30

2. We note your response to comment 2 of our letter dated September 5, 2017. Given that you no longer intend to divest the Heavy Civil business unit, please confirm that you will reflect the changes in estimates related to this business unit in the tables showing the net impact of changes in contract estimates. Please also confirm that that the provision for estimated losses on uncompleted contracts amounts disclosed on page 37 includes amounts associated with the Heavy Civil business unit.

3. We note your response to comment 3 of our letter dated September 5, 2017. During the third quarter of 2016, you recorded a goodwill impairment charge pursuant to ASC 350 as the planned divestiture triggered an analysis. Please advise what consideration you gave during the third quarter of 2016 as to whether the long-lived assets of this business unit also should be evaluated for impairment pursuant to ASC 360. In this regard, we note one of the indicators that the carrying amount of an asset group may not be recoverable listed in ASC 360-10-35-21 is the current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed.

4. In light of the offers received for the purchase of the Texas Heavy Civil business, the results of your civil reportable segment for the three and six months ended June 30, 2017 which appear to be negatively impacted by the Primoris Heavy Civil business unit, the management changes noted in your response, as well as the shift in the primary focus of this business unit as noted in your response, please help us further understand how you determined that none of the impairment indicators outlined in ASC 350-20-35-3 existed in the six month period ended June 30, 2017. In addition, to the extent it is determined that this reporting unit is at risk of failing step one of the impairment test pursuant to ASC 350, please disclose the following in regards to this reporting unit:
- The percentage by which fair value exceeded carrying value as of the date of the most recent test;
- The amount of goodwill allocated to the reporting unit;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g.,

the valuation model assumes recovery from a business downturn within a defined period of time); and

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence, Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.

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Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and Construction